UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
January 22, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date January 22, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Nomination Committee proposes seven members to the Board
(Helsinki, Finland, January 22, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
The Nomination Committee established by the Metso’s Annual General Meeting on April 4, 2006, proposes to the next Annual General Meeting, which is planned to be held on April 3, 2007, that the number of board members remains at seven.
The Nomination Committee proposes that from the current Board members Svante Adde, Maija-Liisa Friman, Christer Gardell, Matti Kavetvuo, Yrjö Neuvo and Jaakko Rauramo be re-elected. Matti Kavetvuo is proposed to continue as Chairman of the Board and Jaakko Rauramo as Vice Chairman. It is also proposed that Eva Liljeblom, Professor at Swedish School of Economics and Business Administration, Helsinki, Finland, shall be elected as a new member of the Metso Board.
The new proposed Board member, Eva Liljeblom, Ph.D. (Econ.), is the Professor in Finance and Head of the Departement of Finance and Statistics at Swedish School of Economics and Business Administration, Helsinki, Finland. She holds currently Board membership positions at Stockman PLC, a Finnish based department store and retailer, at Fennia Mutual Insurance Company, Finland, at Municipality Finance PLC, Finland and is the Chairman of the Investment Consultative Committee of the State Pension Fund, Finland, the member of the Investment Strategy Council of the Government Pension Fund — Global, Norway, and Official Controller of the OMXH25 index (Indeksiasiamies) for the Helsinki stock market (OMX).
The Nomination Committee proposes the following annual fees to be paid: Chairman of the Board EUR 80,000, Vice Chairman of the Board and Chairman of the Audit Committee EUR 50,000, and other Board members EUR 40,000. In addition, a fee of EUR 500 per meeting is paid to all members for the Board and Board committee meetings they attend.
Metso’s Board of Directors will include these proposals into the Annual General Meeting notice, which will be published later.
Personnel participation
The Nomination Committee notes that a personnel representative will participate as an external expert in the Metso Board meetings also in the next Board term within the limitations imposed by the Finnish law. The new Board will invite the personnel representative as its external expert in April 2007.
The Nomination Committee
The members of the Nomination Committee were Markku Tapio (Chairman of the Nomination Committee), Director General, State Shareholdings unit (State of Finland); Harri Sailas, CEO (Ilmarinen Mutual Pension Insurance Company); Mikko Koivusalo, Director, Investments (Varma Mutual Pension Insurance Company) and Henry Wiklund, Managing Director (Svenska litteratursällskapet i Finland r.f.). Matti Kavetvuo, Chairman of Metso’s Board of Directors, served as the Committee’s expert member.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 25,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation
Tel. +358 204 84 3240
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation
Tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.